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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                             Barry's Jewelers, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   068891308
                                (CUSIP Number)

                           Lawrence G. Goodman, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 758-9500
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 May 13, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . / /

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                SCHEDULE 13D


CUSIP No. 068891308                                       Page 2 of 10 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     GABRIEL CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3  SEC USE ONLY



4  SOURCE OF FUNDS

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE





                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              126,425
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER


                        126,425


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     126,425


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%


14 TYPE OF REPORTING PERSON*

          PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                              SEC 1746 (12-91)

                                SCHEDULE 13D


CUSIP No. 068891308                                       Page 3 of 10 Pages



1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL FUND LIMITED


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b)



3  SEC USE ONLY



4  SOURCE OF FUNDS


     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                           / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   CAYMAN ISLANDS


                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              178,100
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER

                          178,100


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     178,100


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%


14 TYPE OF REPORTING PERSON*

          CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                              SEC 1746 (12-91)

                                SCHEDULE 13D


CUSIP No. 068891308                                       Page 4 of 10 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL MANAGEMENT CORP.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b)



3  SEC USE ONLY



4  SOURCE OF FUNDS

      00


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                           / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE




                   7 SOLE VOTING POWER

                         20,475
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                178,100
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                         20,475


                  10 SHARED DISPOSITIVE POWER


                          178,100


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     198,575


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%


14 TYPE OF REPORTING PERSON*

     CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                              SEC 1746 (12-91)

                                SCHEDULE 13D


CUSIP No. 068891308                                       Page 5 of 10 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     J.  EZRA MERKIN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3  SEC USE ONLY




4  SOURCE OF FUNDS

     00


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                           / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES


                   7 SOLE VOTING POWER

                        20,475
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                304,525
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                         20,475

                  10 SHARED DISPOSITIVE POWER

                          304,525


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     325,000


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%


14 TYPE OF REPORTING PERSON*

     IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                                              SEC 1746 (12-91)

                                  SCHEDULE 13D



Item 1.           Security and Issuer

                  Securities acquired:        Common Stock, no par value
                                              ("Common Stock")

                  Issuer:           Barry's Jewelers, Inc.
                                    111 West Lemon Avenue
                                    Monrovia, California 91016
                                    (818) 303-4741

Item 2.           Identity and Background

                  (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital, L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp. ("Ariel"), a Delaware Corporation and the Investment Advisor of Ariel Fund, and
J. Ezra Merkin ("Merkin"), the General Partner of Gabriel. Merkin is also the sole shareholder, sole director and president of Ariel. Gabriel, Ariel Fund, Ariel and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

                  Gabriel and Ariel Fund are private investment funds. Ariel and Merkin are private investment managers.

                  Merkin is a United States citizen.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

                  Gabriel purchased an aggregate of 126,425 shares of Common Stock at an aggregate cost of $379,275 using its own funds. Ariel Fund purchased an aggregate of 178,100 shares of Common Stock at an aggregate cost of $534,300 using its own funds. In addition, Ariel caused one of its private discretionary investment accounts to purchase 20,475 shares of Common Stock at an aggregate cost of $61,425 using the funds of such account. See Item 5.

Item 4.           Purpose of the Transaction

                  All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Gabriel is the beneficial owner of 126,425 shares of Common Stock, for a total beneficial ownership of 3.2% of the outstanding shares of Common Stock.

                  Ariel Fund is the beneficial owner of 178,100 shares of Common Stock, for a total beneficial ownership of 4.5% of the outstanding shares of Common Stock.

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 178,100 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 20,475 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 198,575 shares of Common Stock, or 5.0% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 126,425 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 178,100 shares of Common Stock owned by Ariel Fund and the 20,475 shares of Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 325,000 shares of Common Stock, or 8.1% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 4,001,506 outstanding shares of Common Stock of the Issuer as of March 28, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 29, 1996.

                  (c) All of the purchases of shares of Common Stock reported herein were made on May 13, 1996, at a purchase price of $3.00 per share. All such trades were effected through the public markets.

                  (d)               Not Applicable

                  (e)               Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable

Item 7.           Material to be Filed as Exhibits

                  Exhibit A.  Agreement of Joint Filing.

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GABRIEL CAPITAL, L.P.

                                       By: /s/ J. Ezra Merkin
                                          -------------------
                                       Name: J. Ezra Merkin
                                       Title: General Partner


                                       ARIEL FUND LIMITED


                                       By: MEESPIERSON MANAGEMENT

                                       (CAYMAN) LIMITED

                                       By: /s/ C. Anthony Mellin, Darryll LeGeyt
                                          --------------------------------------
                                       Name: C. Anthony Mellin, Darryll LeGeyt
                                       Title: Director, Assistant Secretary


                                       ARIEL MANAGEMENT CORP.

                                       By: /s/ J. Ezra Merkin
                                           ------------------
                                       Name:  J. Ezra Merkin
                                       Title: President

                                       /s/ J. Ezra Merkin
                                       ------------------
                                       J.  EZRA MERKIN
Dated: May 22, 1996

Exhibit A
                           AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, no par value, of Barry's Jewelers, Inc., and that this Agreement be included as an Exhibit to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 22nd day of May, 1996.

                                       GABRIEL CAPITAL, L.P.

                                       By: /s/ J. Ezra Merkin
                                          -------------------
                                       Name: J. Ezra Merkin
                                       Title: General Partner


                                       ARIEL FUND LIMITED


                                       By: MEESPIERSON MANAGEMENT
                                           (CAYMAN) LIMITED


                                       By: /s/ C. Anthony Mellin, Darryll LeGeyt
                                          --------------------------------------
                                       Name: C. Anthony Mellin, Darryll LeGeyt
                                       Title: Director, Assistant Secretary

                                       ARIEL MANAGEMENT CORP.

                                       By: /s/ J. Ezra Merkin
                                           ------------------
                                       Name:  J. Ezra Merkin
                                       Title: President

                                       /s/ J. Ezra Merkin
                                       ------------------
                                       J.  EZRA MERKIN